■ Sit Investment Associates, Inc. ■

Global Investment Outlook & Strategy

October 8, 2015

Executive Summary

Domestic equity markets were down in September, capping off the worst quarterly performance since the third quarter of 2011. The S&P 500 Index declined -2.5 percent for the month and -6.4 percent for the third quarter. International markets were also weak, as represented by the MSCI EAFE Index, which declined -5.1 percent and -10.2 percent for the month and quarter, respectively. Taxable bonds rose +0.7 percent for the month and +1.2 percent for the quarter, as represented by the Barclays Aggregate Bond Index, while tax-exempt bonds rose +0.7 percent and +1.7 percent for the month and quarter, respectively, as represented by the Barclays Municipal Bond Index. Regarding the U.S. economy the final (third) estimate of second quarter U.S. real GDP growth was slightly improved at +3.9 percent, from the second estimate of +3.7 percent. We believe the Euro Area is on pace to achieve real GDP growth of +1.5 percent in 2015 and +1.8 percent in 2016. Japan's growth prospects have, in our view, deteriorated over the past several months. We see an increasing chance that China's economy will grow slightly below +7 percent in 2015. In domestic taxable fixed income portfolios and tax exempt portfolios, we continue to position along the yield curve to take advantage of the expected flattening, while maintaining portfolio yields significantly above their benchmarks. Domestic and international equity portfolios are positioned with a diverse mix of high quality growth companies, which are predominantly exposed to developed markets where economic growth is strongest. This quarter, our spotlight topic is the difficult economic situation in emerging markets.

Spotlight Topic- TROUBLED WATERS IN EMERGING MARKETS

Current Conditions: MODERATE GROWTH IN THE U.S., CONTINUED IMPROVEMENT IN Europe, CAUTION ON ASIA

Domestic equity markets were down in September, capping off the worst quarterly performance since the third quarter of 2011. The S&P 500 Index declined -2.5 percent for the month and -6.4 percent for the third quarter. International markets were also weak, as represented by the MSCI EAFE Index, which declined -5.1 percent and -10.2 percent for the month and quarter, respectively.

Fixed income markets fared better both for September and the third quarter. Taxable bonds rose +0.7 percent for the month and +1.2 percent for the quarter, as represented by the Barclays Aggregate Bond Index, while tax-exempt bonds rose +0.7 percent and +1.7 percent for the month and quarter, respectively, as represented by the Barclays Municipal Bond Index. Detailed performance data are shown in **Exhibits A and B**.

Small capitalization stocks underperformed their large cap peers during the month and also year to date. Large cap growth stocks continue to outperform their value counterparts across all time periods, while small and medium capitalization growth stocks underperformed in the most recent time frames, but have outperformed over longer periods of time. Full details are shown in **Exhibit C**.

Regarding the U.S. economy the final (third) estimate of second quarter U.S. real GDP growth slightly improved to +3.9 percent, from the second estimate of +3.7 percent. Upward revisions to consumer spending, capital spending, and residential investment were only partially offset by downward adjustments to the change in business inventories and net exports. After a very weak first quarter, caused in large part by winter weather and other extraordinary events like the port slowdown on the west coast, it is not surprising that the economy experienced a rebound in the second quarter. However, we continue to expect growth to be roughly +2.5 percent for the balance of the year. Quarterly dollar changes to real GDP by major components over recent time periods are shown in **Exhibit D**.

August real consumer spending was fairly healthy at +0.4 percent, following on an upwardly revised +0.3 percent in July. Consumer spending, which accounts for roughly two-thirds of GDP, continues to be an important component of growth. September motor vehicle sales were very strong again at over 14.5 million for domestic vehicles, topping the August pace by 700,000 units. This continues to be one of the strongest components of consumer spending. Our sensitivity analysis suggests that third quarter personal consumption expenditures (PCE) are likely to be in a range between +3.0 and +3.5 percent, near the upper end of the range of the past five years.

The September nonfarm payrolls report, released on October 2nd, was quite weak, as only 142,000 jobs were created compared with the expectation for 201,000. Additionally, July and August data were revised down by -59,000. The job sectors that have been weak remained so, while, at the same time, sectors that have been strong contributed less robustly to job growth in the most recent report. The unemployment rate held steady at 5.1 percent.

However, the labor force participation rate fell to a new low of 62.4 percent. On the positive side, the U-6 unemployment rate, which includes discouraged workers and people working part time for economic reasons, fell from 10.3 percent to 10.0 percent. Lastly, average hourly earnings were flat in September, after growing +0.4 percent in August.

U.S. inflation, as measured by the headline Consumer Price Index for all Urban Consumers (CPI), and core CPI, which excludes the volatile food and energy sectors, remains very controlled. Over the near to intermediate term, we see little risk of a worrisome pickup in the rate of inflation. Weak global demand, which has led to falling commodity prices, suggests that this trend may be in place for quite some time. Current and historic inflation levels are shown graphically in **Exhibit E**.

The U.S. dollar has stabilized around the level of its recent highs; a level not seen since the early part of the previous decade. Stronger relative economic growth compared with most of the rest of the world, combined with anticipation of higher interest rates in the U.S., has buoyed the dollar relative to most other currencies. Additionally, the relative safety of U.S.-denominated assets provides further support for the dollar. Recent trends in the dollar, as measured by the Federal Reserve's U.S. trade-weighted major currencies dollar index, are shown in **Exhibit F**.

To summarize, we continue to expect the U.S. economy to grow at the same moderate pace in a range between +2 and +3 percent. We have not made any changes to our quarterly forecasts for economic growth and our expectation for 2015 annual GDP growth is +2.6 percent. Additionally, we are forecasting 2016 annual GDP growth of +2.7 percent. All of our key economic assumptions are shown in **Exhibit G**.

With respect to U.S. fixed income markets, Treasury yields decreased during the quarter as the yield curve flattened. At the September meeting of the Federal Open Market Committee (FOMC), the committee held rates unchanged; however, subsequent to the meeting, many members signaled that they expect a rate increase before the end of the year. We also believe the Fed will raise its target range for the federal funds rate later this year.

While all sectors of the bond market provided positive returns for the quarter, corporate bonds underperformed driven largely by poor returns in industrial bonds, as the energy sector continued to suffer from the effects of low oil prices. Treasuries outperformed for the quarter, as higher quality bonds outperformed lower quality bonds. Government agency mortgage-backed securities outperformed, as their higher average quality positively impacted relative returns, while other asset-backed securities underperformed, as their shorter duration negatively impacted relative returns.

Given our expectations for the economy to continue to improve modestly and the job market to continue to strengthen, we anticipate the yield curve will continue flattening, as short yields rise in anticipation of the Fed raising its target for the federal funds rate. We expect long maturity rates to move relatively less than short rates as the market believes that the Fed's actions will prevent inflation from becoming a problem. We continue to position portfolios along the yield curve to take advantage of the expected flattening, while maintaining portfolio yields significantly above their benchmarks. Our forecast for U.S. Treasury interest rates are shown in **Exhibit H**.

Tax-exempt municipal bonds ended the quarter with a lower and flatter yield curve. Yields declined across the entire curve, with intermediate and longer maturities tending to experience yield declines that outpaced those of shorter maturities. The 5-year AAA general obligation yield moved down -11 basis points, while the 10-year and 30-year AAA general obligation spot yields fell -25 and -24 basis points, respectively. The spread between the 2-year and 30-year AAA general obligation yields ended the quarter at 250 basis points, which remains steep on a historical basis and could allow for further flattening. In terms of relative value to Treasuries, yield ratios show that municipal bonds continue to look cheap at all maturities five years and longer, when compared to historical averages. Meanwhile, the Bond Buyer 40-Bond Index ended the quarter down -4 basis points at 4.38 percent, as yields remained steady within a 15 basis point band throughout the quarter, ranging from 4.35 percent to 4.50 percent.

During the quarter, returns were positive across all duration and credit quality strata. Given the flattening yield curve, bonds with intermediate and longer durations outperformed for the quarter. Both high yield and investment grade paper performed better through the belly and into the long end of the curve. Investors continue to try to pick up yield through the purchase of longer maturity bonds. In terms of credit quality, the high yield segment of the municipal bond market performed best, with a +1.99 percent total return for the quarter. Puerto Rico, after negotiating with some of its creditors, led the high yield composite returning +4.74 percent in the month of September, although the territory returned only +0.29 percent for the quarter. As a group, BBB-rated bonds experienced the weakest performance of the quarter with a +1.13 percent return. Aggregated A-rated, AA-rated, and AAA-rated quality returns were all between +1.60 percent and +1.70 percent for the quarter. Further, both general obligation bonds and revenue bonds exhibited strikingly similar positive returns during the quarter, at +1.73 percent and +1.70 percent, respectively. Within the revenue bond sectors, housing bonds had the weakest performance for the quarter and underperformed the revenue bond index by 51 basis points. Despite this recent underperformance, we continue to believe that this sector represents some of the best value over the intermediate and long term, and we will continue to actively invest in housing bonds.

Fund flows for short and intermediate municipal bond funds declined during the quarter, while long funds saw net inflows. The inflows undoubtedly contributed to the heavier buying on the long end of the curve, which in turn moved long yields down at a greater rate during the quarter. Somewhat lighter new issue supply during the quarter, particularly in September, also helped to keep yields lower overall. Year to date, issuance of tax-exempt municipal bonds has outpaced issuance over the prior five years. Total issuance is likely to top $400 billion for the first time since 2010. Refunding issuance has been very strong in 2015 and with low long bond rates likely to persist in the near term, refundings are poised to continue into 2016. Given the market conditions, we expect the tax-exempt yield curve to flatten slightly through the fourth quarter, with short rates remaining steady or moving slightly upwards. We expect long rates to remain mostly flat for the rest of the year. Despite having been more difficult to achieve during the current cycle, our tax-exempt investment strategy continues to place a heavy emphasis on income, which we believe is the primary driver of return over a full market cycle. As a result of these factors, we expect to maintain durations at or near their current levels, while generally investing in bonds with higher credit quality ratings. As always, diversification remains a

key tenet in our strategy to help manage credit risk. **Exhibit I** displays detailed fixed income returns.

Global growth concerns notwithstanding, we believe the Euro Area is on pace to achieve real GDP growth of +1.5 percent in 2015 and +1.8 percent in 2016, as shown in **Exhibit J**. After solid gains earlier in the year, the Manufacturing PMI has leveled off at 52 (>50 indicates expansion) with the slight strengthening of the Euro. Given the combination of persistently low inflation and subpar economic growth, the European Central Bank (ECB) will remain compelled to maintain, if not expand, its current quantitative easing program – the ECB has grown its balance sheet by more than 30 percent to □2.6 trillion over the last twelve months, as shown in **Exhibit K**. More aggressive stimulus measures would likely buoy domestic demand and re-exert downward pressure on the euro to support ongoing strength in exports.

For the UK, we project that real GDP growth will slow to +2.6 percent in 2015 and +2.4 percent in 2016. The Manufacturing PMI declined to 51.5 in September, well below the 2015 high of 53.9 in February. Manufacturers have been negatively impacted by a recent slowdown in consumer spending, lackluster corporate capex and weakening exports (due in part to a stronger Sterling). Yet, solid wage growth, lower energy costs and rising confidence are poised to sustain a reacceleration in retail sales in coming months. Considering inflation remains contained and the risks of a global slowdown have increased, the Bank of England has resumed a dovish tone, and is unlikely to pursue tighter monetary policy before mid-2016.

Japan's growth prospects have, in our view, deteriorated in the past several months, as external headwinds have intensified and a nascent recovery in domestic consumption has slowed. Japan is highly exposed to the ongoing slowdown in developing economies, with Asia accounting for nearly one-half of the country's exports, as shown in **Exhibit L**. The effects of slowing growth in these countries, such as China, can already be seen in the stagnant industrial production and softening manufacturer sentiment data being reported in Japan. Domestically, a modest consumer recovery has faltered, as wage increases have fallen short of expectations and consumer spending has slowed as a result, weighing on growth as shown in **Exhibit L**. While corporate investment had been showing signs of improvement, whether this continues, given a tougher demand environment both domestically and overseas, remains to be seen. All things considered, we have lowered our growth outlook for 2015 to +0.7 percent, as shown in **Exhibit J** to account for the deterioration seen recently, and the continued challenging growth backdrop going forward.

After a brief stabilization in the second quarter, China's economy likely decelerated again in the third quarter. We see an increasing chance that China's economy will grow slightly below +7 percent in 2015. In our view, the deceleration should not be too surprising, given the major transition China's economy is going through (see **Exhibit M**). Weaker than expected housing investment and exports, combined with overcapacity problems, are leading to weak performance in the manufacturing sector, as shown in **Exhibit N**. The services sector, on the other hand, has been more resilient. While some investors are concerned about the relative lack of economic response to stimulus policies, we think anti-corruption efforts and tightening of off-balance sheet financing by local governments earlier this year may have complicated policy implementation. We would not be surprised to see some positive impact on the economy in the fourth quarter

of this year, as fiscal stimulus and continued accommodative monetary policy gain more traction. Nonetheless, we expect slower growth in 2016, assuming continued economic rebalancing.

Australia's economic growth continues to slow. Second quarter GDP increased +2.0 percent year-over-year, down from the first quarter's +2.3 percent rate, on weaker household expenditures and non-dwelling construction. Australia's economic growth has been affected by the slowdown in China. Though Australia's economy is slowly shifting towards more consumer-led growth and away from resources, this process will take time. Retail sales were weak in July, down -0.1 percent month-over-month, and the housing market is cooling, a result of last quarter's Australian Prudential Regulation Authority measures to raise the capital ratios for banks.

The weak economic environment in Australia contributed to Malcolm Turnbull replacing Tony Abbott as prime minister. Turnbull becomes the country's fourth prime minister in just over two years, and has much stronger ties to the business community. The Reserve Bank of Australia (RBA) kept the cash rate at 2.0 percent for the fourth consecutive month, but the RBA Board Minutes acknowledged that international economic developments have increased the downside risk to the outlook. All the details of our economic assumptions by geographic region are shown in **Exhibit J**.

Brazil's economic recession appears deeper than expected and there is now a political crisis. Second quarter 2015 GDP fell -2.6 percent year-over-year, and 2015 annual GDP is estimated to contract over -2.5 percent, the worst contraction in 25 years. Furthermore, the country is running a trade deficit of -$40 billion in the twelve months through July. August's unemployment rate was 7.6 percent (up from July 2014's 4.9 percent level). Brazil's problems stem from the collapse of exports and the bursting of a credit-fueled consumer boom, which occurred at the expense of savings and investment.

The country's inflation rate is too high, with August CPI +9.5 percent year-over-year, above the upper limit of +6.5 percent. Brazil's central bank increased interest rates by +50 basis points during the third quarter to 14.25 percent. The country's economic problems prompted Standard & Poor's to downgrade Brazil's sovereign debt rating to junk bond status. Brazil's finance minister, Joaquim Levy, faces the challenge of reversing the unsustainably high level of public spending amid a deepening economic crunch. Upcoming issues Brazil faces are a likely downgrade to below investment grade by Moody's and Fitch, and impeachment proceedings of President Dilma Rousseff.

In contrast, Mexico's economy grew moderately, at +2.2 percent year-over-year in second quarter 2015, thanks to solid domestic demand and strength in services. However, growth was slower than the first quarter pace of +2.6 percent. Mexico's growth has slowed on weaker manufacturing and fewer exports to the U.S., its major trading partner. Mexico's inflation rate hit a new low in August of +2.6 percent year-over-year, providing the possibility for lower interest rates. The Banco de Mexico has left rates on hold, at 3.0 percent, acknowledging that the balance of global growth risks has deteriorated.

SPOTLIGHT: TROUBLED WATERS IN EMERGING MARKETS

Much has changed in the world since 1997, the last time a crisis in the emerging markets triggered a significant financial market

correction. However, economic conditions are weak across most of the emerging markets with no near-term prospects of a turnaround. This situation is akin to kindling firewood that simply needs the right spark to trigger a more significant financial event.

Emerging markets enjoyed an extended boom period fueled by debt-driven U.S. consumer spending, infrastructure spending in China, and internal consumer spending that was supported by credit growth. We are now in an extended period in which U.S. consumers have been deleveraging, and China's spending has been reduced. This has created tremendous economic weakness in many emerging market countries. Not surprisingly, this weakness has caused internal consumer demand to dry up. This has left many of these countries with weak economies and record high levels of private debt, as shown in **Exhibit O**.

On the other hand, while debt levels have expanded significantly in some of these countries, the good news is that a much higher proportion of that debt is denominated in local currency instead of foreign currency, as **Exhibit P** displays. This at least allows countries, whose currencies are not pegged to the U.S. dollar, to avoid additional problems caused by currency market volatility that makes the debt too burdensome without devaluing their own currency.

Despite these differences, there is no simple solution to this quagmire. Most of these countries do not have the ability to implement meaningful fiscal policy as stimulus, as most are already running significant fiscal deficits. Moreover, they have limited economic growth to allow them to grow their way out of the problem. Additionally, the income/wealth disparity has worsened in many countries. This will make austerity measures, which are difficult to implement politically, even more challenging.

As is the case in most situations such as this, it will take a real crisis before the citizens and politicians of these countries have the fortitude to implement the painful reforms necessary to fix the problem. These include: fiscal spending reforms; anti-corruption measures; independent monetary policy; and curbing debt growth, if not deleveraging. We do not expect to see these types of meaningful reforms before things get very bad in many of these places.

While a major crisis in the emerging markets is very unlikely to cause problems in the U.S. economy, it will likely impact financial markets for some period of time. Our portfolio response to this threat has been to tilt away from companies with significant emerging market exposure, in favor of companies that have higher levels of developed market exposure. Specifically, we prefer companies with predominantly U.S. and European exposure. These areas have the strongest economic growth and, therefore, the strongest demand for goods and services.

GLOBAL EQUITY INVESTMENT STRATEGY: FAVORING DEVELOPED MARKETS EXPOSURE

Domestic equity markets struggled in the third quarter. While there have been ebbs and flows in the strength of U.S. economic data, most of the volatility has been caused by events outside of the country. China continues to struggle with engineering a soft landing for its economy. Moreover, China's slowing has been a major factor in weakening economic conditions for developed markets such as Japan, and for many emerging markets.

Nonetheless, the U.S. economy has continued to chug along. While the pace of growth has been disappointing relative to history, it has been strong enough to fuel respectable economic activity. Additionally, given weak growth in most of the rest of the world, U.S. economic momentum appears even more attractive on a relative basis

U.S. consumers continue to be one of the bright spots. The fact that almost 70 percent of U.S. economic growth is generated by consumers has been a significant benefit in the current global economic global environment. The U.S. economy is the least reliant on trading partners for its growth. Given the weak outlook for economic growth across the world, this will insulate the U.S. from much of the difficulty the rest of the world experiences.

As mentioned earlier in the spotlight section, we have positioned client portfolios with a diverse mix of high quality growth companies that are predominantly exposed to U.S. markets or European markets where economic growth is strongest. Stock valuations can be characterized as reasonable. The forward price-earnings ratio for the S&P 500 is about 17 times 2015 earnings. In the context of the current low inflation environment, this appears to be a fair valuation level. Any meaningful market appreciation from these levels will likely come from earnings growth and not multiple expansion. **Exhibit Q** displays the earnings growth forecasts and valuations for both domestic equity portfolios and their benchmarks.

Turning to international and global equity portfolios, we continue to closely monitor developments in China and other emerging markets. Exports represent roughly 45 percent of the Euro Area's GDP, with China comprising just less than 6 percent of exports (or about 2.5 percent of GDP) – see **Exhibit R**. While a soft landing in China's economy is unlikely to have a considerable direct impact on GDP growth, it is too early to determine the extent of the knock-on effect for global growth; especially if we layer on a potential credit crisis in a number of emerging markets. Other key near-term risks to European equity performance include renewed concerns of Greek default and/or exit from the Euro Area, Spanish general election uncertainty, and escalation of the refugee crisis.

We remain overweight Europe in both the international and global portfolios relative to their respective benchmarks. However, we have been adopting a more defensive stance by shifting toward domestic-centric stocks and away from cyclical stocks with large emerging markets exposure. Client portfolios continue to emphasize high quality, cash generative companies that are beneficiaries of the weaker euro, possess secular or niche growth drivers, and/or address domestic markets where there is pent-up demand.

Over the last quarter we modestly reduced the exposure to financials by trimming BNP Paribas, Azimut and ING, as well as increased the exposure to more defensive-oriented stocks by purchasing RELX and adding to positions in Ajinomoto, Anheuser-Busch InBev, Diageo, and Reckitt Benckiser. In addition, we increased the exposure in several growth companies with strong fundamentals that declined along with the rest of the market. These companies include ASOS, Eurofins Scientific, Euronet Worldwide, Just East, Mobileye, and Norma Group.

We continue to significantly underweight Japanese equities across our international and global strategies, as we remain cautious in regard to Japan's growth outlook in the medium to longer term, given its significant structural challenges in the

form of elevated debt levels and a rapidly aging population. Though Prime Minister Abe's growth reforms have made progress in some areas, we remain skeptical that the policies will put the country on a sustainable growth path. To date, Mr. Abe's reforms, including the recently introduced three new reform "arrows," have not adequately addressed the rigid labor market or immigration, areas we believe remain key to sustainably reforming the economy. With limited confidence in the country's growth outlook, a near-term deterioration in the demand environment, and valuations that, at best, can be described as middling, we maintain our cautious view on Japanese equities.

Where we do have exposure to Japan, we continue to focus on high quality companies that are either defensive, domestic consumption-focused or generate a majority of business from overseas markets. Defensive consumption companies should perform well, as demand for necessities, such as food and healthcare, should hold up well in what we believe will remain an uneven domestic growth environment. Meanwhile, companies generating a majority of business overseas, such as exporters or multinationals, should benefit from better growth prospects in foreign markets, as well as the cost advantages that come with a weak yen. We focus particularly on companies with sustained competitive advantages secured through unique technologies or dominant market positions. Further, we prefer companies with exposure to developed markets, such as the U.S. and Europe, where growth prospects are relatively more attractive, and avoid those with high reliance on developing economies, where growth is slowing.

Emerging markets are expected to suffer a net outflow of capital this year for the first time since 1988, caused by a long-term slowdown in economic growth and the prospect of higher U.S. interest rates. The Institute of International Finance forecasts net capital outflows of $540 billion this year, compared to inflows of $32 billion in 2014. Economic growth in emerging markets, Asia ex-Japan, and Latin America are expected to be slower than earlier forecasts, at +3.6 percent, +5.9 percent and +0.5 percent, respectively, on weaker economic growth in China, reversal of capital flows, falling commodity prices, and slowing credit growth.

Government mishandling of the Chinese equity market, the unexpected depreciation of the RMB by the People's Bank of China, continued weak economic data, declining commodity prices, and the U.S. Fed's decision to hold rates steady partly due to international developments, all have contributed to investor pessimism about China.
Most recently, MSCI China is trading at less than 9 times forward price-earnings, as shown in **Exhibit S**, a depressed level that suggests subsided investor confidence. We believe investor concerns over China's economy are overblown. While there is no doubt that the economy has weakened, it is partly due to much needed rebalancing. Although it is a delicate task, we believe policymakers have enough room to manage the transition without significant economic disruptions.

We remain overweight in Greater China across our international strategies, and portfolio exposure to China has been focused on the rebalancing theme. We have been avoiding the traditional industrial areas where growth is challenged and overcapacity issues exist. We continue to focus on companies that are defensive in nature, consumption/service driven or with positive secular themes, and with strong balance sheets and cash generation.

We remain underweight Australian equities, as economic growth remains slow, consumers remain weak and the housing market is cooling. The Reserve Bank of Australia is likely to cut interest rates to stimulate the economy.

As much of Asia is experiencing the negative impact of slower Chinese demand, especially on exports, we like the markets of Taiwan and South Korea. The Taiwanese and South Korean markets have high technology stock exposure and they should benefit from relatively strong developed markets demand. In addition, South Korea declared the end of the Middle East Respiratory Syndrome (MERS) in July, which should result in higher consumer spending and tourism in Korea. Most recently we added Korea Electric Power to select portfolios.

The following table summarizes our current investment outlook by geographic region:

GLOBAL STRATEGY	
Region/Country	Sentiment Gauge
North America	+
Euroland	+/o
United Kingdom	o
Rest of Europe	o
Greater China	o
Japan	-/o
Rest of Asia	o
Latin America	-
Africa/Middle East	o

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

U.S. SECURITIES MARKETS

	09/30/15	08/31/15	06/30/15	12/31/14	09/30/14	One Month	Three Months	Nine Months	Twelve Months
Dow Jones Industrials	16284.70	16528.03	17619.51	17823.07	17042.90	-1.4%	-7.0%	-7.0%	-2.1%
S&P 500	1920.03	1972.18	2063.11	2058.90	1972.29	-2.5	-6.4	-5.3	-0.6
NASDAQ OTC Composite	4620.17	4776.51	4986.87	4736.05	4493.39	-3.3	-7.4	-2.4	2.8
Russell 1000	1068.46	1100.51	1152.64	1144.37	1096.43	-2.7	-6.8	-5.2	-0.6
Russell 2000	1100.69	1159.46	1253.95	1204.70	1174.35	-4.9	-11.9	-7.7	1.2
FIXED INCOME									
BARCLAYS AGGREGATE	1936.43	1923.42	1912.89	1914.87	1881.11	0.7	1.2	1.1	2.9
BARCLAYS MUNI	1088.05	1080.23	1070.36	1069.13	1054.70	0.7	1.7	1.8	3.2
U.S. TREASURY									
2-Year Notes	0.63	0.74	0.65	0.67	0.57	-11 b.p.	-2 b.p.	-4 b.p.	+6 b.p.
5-Year Notes	1.36	1.55	1.65	1.65	1.76	-19	-29	-29	-40
10-Year Notes	2.04	2.22	2.35	2.17	2.49	-18	-31	-13	-45
30-Year Bonds	2.85	2.96	3.12	2.75	3.20	-11	-27	+10	-35
A INDUSTRIAL									
Intermediate Maturity	2.90	2.99	2.78	2.62	2.52	-9	+12	+28	+38
Long Maturity	5.09	5.11	5.02	4.52	4.69	-2	+7	+17	+40
MORTGAGES									
Current Coupon GNMA (3.00%)	2.69	2.80	2.92	2.70	2.92	-11	-23	-1	-23
MUNICIPALS									
Bond Buyer 40-Bond Index	4.38	4.42	4.47	4.27	4.42	-4	-9	+11	-4
SHORT TERM									
Fed Funds	0.14	0.13	0.12	0.12	0.09	+1	+2	+2	+5
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-weekTreas. Bills-Disc.	-0.01	0.08	0.01	0.04	0.02	-9	-2	-5	-3

* Primary Credit Discount Rate; effective 1/9/03.

Exhibit B

■ Sit Investment Associates ■

Global Market Performance

As of 9/30/15	MTD Market %Chg US$	QTD Market %Chg US$	YTD Market %Chg US$
MSCI World	(3.7)	(8.4)	(6.0)
MSCI EAFE	(5.1)	(10.2)	(5.3)

	MTD Market %Chg		MTD Currency	QTD Market %Chg		QTD Currency	YTD Market %Chg		YTD Currency
NORTH AMERICA	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Dow Jones Industrial Avg	(1.5)	(1.5)		(7.6)	(7.6)		(8.6)	(8.6)	
S&P 500	(2.5)	(2.5)		(6.6)	(6.6)		(5.7)	(5.7)	
NASDAQ	(3.3)	(3.3)		(7.4)	(7.4)		(2.4)	(2.4)	
Canada (TSE)	(4.4)	(3.7)	(0.8)	(14.2)	(7.9)	(6.9)	(19.7)	(7.0)	(13.6)

	MTD Market %Chg		MTD Currency	QTD Market %Chg		QTD Currency	YTD Market %Chg		YTD Currency
EUROPE	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Austria (ATX)	(4.5)	(4.1)	(0.4)	(7.4)	(7.6)	0.2	(4.8)	3.2	(7.8)
Belgium (BEL 20)	(3.8)	(3.4)	(0.4)	(6.2)	(6.3)	0.2	(4.1)	3.9	(7.8)
Finland (OMXH)	(3.6)	(3.3)	(0.4)	(7.1)	(7.3)	0.2	(8.7)	(1.0)	(7.8)
France (CAC 40)	(4.5)	(4.1)	(0.4)	(6.7)	(6.9)	0.2	(1.9)	6.3	(7.8)
Germany (DAX)	(6.2)	(5.8)	(0.4)	(11.6)	(11.7)	0.2	(9.1)	(1.5)	(7.8)
Greece (ATHEX)	4.4	4.8	(0.4)	(17.8)	(18.0)	0.2	(27.0)	(20.8)	(7.8)
Ireland (ISEQ)	(4.1)	(3.7)	(0.4)	0.2	0.0	0.2	8.9	18.0	(7.8)
Italy (S&P/MIB)	(3.0)	(2.6)	(0.4)	(4.7)	(4.9)	0.2	6.0	14.9	(7.8)
Netherlands (AEX)	(5.7)	(5.3)	(0.4)	(10.0)	(10.2)	0.2	(6.3)	1.6	(7.8)
Portugal (PSI)	(4.2)	(3.8)	(0.4)	(8.7)	(8.9)	0.2	(1.0)	7.3	(7.8)
Spain (IBEX 35)	(7.1)	(6.8)	(0.4)	(10.5)	(10.7)	0.2	(12.3)	(4.9)	(7.8)
Denmark (OMXC 20)	(2.6)	(2.3)	(0.3)	(2.2)	(2.4)	0.2	14.1	23.9	(7.9)
Norway (OSE)	(4.4)	(2.7)	(1.7)	(16.0)	(8.9)	(7.8)	(13.1)	(1.1)	(12.1)
Sweden (OMXS A-S)	(3.3)	(4.4)	1.2	(6.8)	(5.8)	(1.1)	(6.3)	0.4	(6.7)
Switzerland (SMI)	(4.5)	(3.5)	(1.0)	(7.3)	(3.0)	(4.4)	(3.6)	(5.2)	1.7
United Kingdom (FTSE)	(4.4)	(2.9)	(1.5)	(9.7)	(6.1)	(3.7)	(7.8)	(4.9)	(2.9)
Czech Rep (PX)	(6.0)	(5.2)	(0.9)	(0.6)	(1.1)	0.5	(3.5)	2.6	(5.9)
Poland (WIG)	(3.6)	(2.8)	(0.8)	(7.6)	(6.6)	(1.1)	(9.5)	(3.1)	(6.6)
Turkey (ISE100)	(5.1)	(1.3)	(3.9)	(20.2)	(9.8)	(11.5)	(33.2)	(13.4)	(22.8)
Russia (RTS)	(5.3)	(5.3)	1.7	(16.0)	(16.0)	(15.1)	(0.1)	(0.1)	(8.5)

	MTD Market %Chg US$	QTD Market %Chg US$	YTD Market %Chg US$
MSCI AC Asia Pacific	(4.3)	(14.6)	(8.3)
MSCI Emerging Markets	(3.0)	(17.9)	(15.5)

	MTD Market %Chg		MTD Currency	QTD Market %Chg		QTD Currency	YTD Market %Chg		YTD Currency
ASIA PACIFIC REGION	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Australia (ASX)	(4.0)	(3.1)	(0.9)	(15.2)	(7.2)	(8.6)	(19.4)	(6.1)	(14.2)
Hong Kong (HSI)	(3.8)	(3.8)	0.0	(20.6)	(20.6)	0.0	(11.6)	(11.7)	0.1
Japan (NIK 225)	(6.4)	(7.5)	1.2	(11.7)	(13.6)	2.2	1.0	0.9	0.1
New Zealand (NZX 50)	0.1	(0.9)	1.0	(7.1)	(1.8)	(5.4)	(17.8)	0.4	(18.2)
Singapore (STI)	(5.1)	(4.4)	(0.8)	(19.3)	(14.7)	(5.3)	(20.6)	(14.6)	(6.8)
China (SHGH A)	(4.5)	(4.8)	0.3	(30.4)	(28.6)	(2.5)	(7.9)	(5.7)	(2.4)
India (BSE 100)	0.7	(0.5)	1.3	(7.4)	(4.6)	(3.0)	(7.2)	(3.5)	(3.8)
Indonesia (JSX)	(10.2)	(6.3)	(4.1)	(21.7)	(14.0)	(9.0)	(31.7)	(19.2)	(15.5)
Korea (KOSPI)	0.9	1.1	(0.2)	(10.9)	(5.4)	(5.9)	(5.0)	2.5	(7.3)
Malaysia (KLSE)	(4.0)	0.5	(4.5)	(18.5)	(5.0)	(14.2)	(26.8)	(8.0)	(20.5)
Philippines (PSE)	(2.9)	(2.9)	0.0	(12.1)	(8.9)	(3.5)	(8.8)	(4.7)	(4.3)
Taiwan (TAIEX)	(1.1)	0.1	(1.2)	(17.8)	(12.2)	(6.3)	(15.6)	(12.1)	(4.0)
Thailand (SET)	(3.6)	(2.4)	(1.2)	(16.6)	(10.3)	(6.9)	(18.4)	(9.9)	(9.4)

	MTD Market %Chg		MTD Currency	QTD Market %Chg		QTD Currency	YTD Market %Chg		YTD Currency
LATIN AMERICA	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Argentina (MERVAL)	(12.3)	(11.0)	(1.4)	(18.8)	(15.8)	(3.6)	2.8	14.4	(10.1)
Brazil (IBOV)	(11.6)	(3.4)	(8.5)	(33.8)	(15.1)	(22.0)	(39.8)	(9.9)	(33.2)
Chile (IPSA)	(4.4)	(3.7)	(0.7)	(12.8)	(4.9)	(8.3)	(16.8)	(4.3)	(13.0)
Mexico (IPC)	(3.5)	(2.5)	(1.0)	(12.4)	(5.4)	(7.4)	(14.1)	(1.2)	(13.0)
Peru (BVL)	(2.6)	(3.0)	0.4	(24.5)	(23.5)	(1.3)	(37.3)	(32.2)	(7.6)

	MTD Market %Chg		MTD Currency	QTD Market %Chg		QTD Currency	YTD Market %Chg		YTD Currency
AFRICA/MIDDLE EAST	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Israel (TA-100)	(7.1)	(7.3)	0.2	(9.6)	(5.9)	(3.9)	1.4	2.2	(0.9)
Morocco (MADEX)	(2.8)	(2.6)	(0.2)	(5.1)	(5.0)	(0.1)	(11.7)	(5.1)	(7.0)
Pakistan (KSE 100)	(7.3)	(7.0)	(0.3)	(8.6)	(6.1)	(2.6)	(3.3)	0.5	(3.8)
South Africa (FTSE-JSE)	(3.2)	1.0	(4.1)	(14.1)	(2.1)	(12.2)	(13.5)	3.4	(16.3)

Source: FactSet Research Systems and Sit Investment Associates, Inc., September 30, 2015

Exhibit C

■ Sit Investment Associates ■

Domestic Market Performance

TOTAL RETURNS TO 9/30/15

	1 Mo.	3 Mos.	6 Mos.	12 Mos.		1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP					**LARGE CAP**				
Dow Jones Industrial Avg	(1.4) %	(7.0) %	(7.3) %	(2.1) %	Russell 1000 Growth	(2.5) %	(5.3) %	(5.2) %	3.2 %
S&P 500	(2.5)	(6.4)	(6.2)	(0.6)	Russell 1000 Value	(3.0)	(8.4)	(8.3)	(4.4)
Russell 1000 Index	(2.7)	(6.8)	(6.7)	(0.6)					
SMALL/MEDIUM CAP					**MID CAP**				
NASDAQ OTC Comp.*	(3.3)	(7.4)	(5.7)	2.8	Russell Midcap Growt	(3.9)	(8.0)	(9.0)	1.4
S&P MidCap Index	(3.2)	(8.5)	(9.5)	1.8	Russell Midcap Value	(3.3)	(8.0)	(9.8)	(2.1)
Russell 2000 Index	(4.9)	(11.9)	(11.5)	1.2					
FIXED INCOME					**SMALL CAP**				
Barclays Agg. Bond Index	0.7	1.2	(0.5)	2.9	Russell 2000 Growth	(6.3)	(13.1)	(11.3)	4.0
Barclays Muni Bond Index	0.7	1.7	0.7	3.2	Russell 2000 Value	(3.5)	(10.7)	(11.8)	(1.6)

*Price Only

Source: Factset Research Systems and Sit Investment Associates, Inc., September 30, 2015

Exhibit D

■ Sit Investment Associates ■

Quarterly Dollar Changes in Real GDP

Dollars (Bill) of Real GDP Change	1Q13 Rev.	2Q13 Rev.	3Q13 Rev.	4Q13 Rev.	1Q14 Rev.	2Q14 Final	3Q14 Final	4Q14 Final	1Q15 Final	2Q15 Adv.	2Q15 Pre.	2Q15 Final
Personal Consumption Exp.	$65.0	$36.1	$44.6	$91.5	$34.3	$101.6	$92.3	$114.7	$48.0	$80.5	$85.2	$97.7
Nonresid. Fixed Invs.	19.3	5.0	17.4	42.4	41.4	22.9	46.5	3.7	8.6	-3.3	17.1	22.1
Residential Invs.	10.1	10.4	5.7	-10.1	-3.3	11.8	4.1	11.7	12.2	8.3	9.7	11.6
Inventory Change	9.7	14.4	54.0	-6.4	-50.3	40.2	2.8	-1.7	34.6	-2.8	8.3	0.7
Net Exports	0.1	-8.3	5.9	46.8	-52.5	-9.3	14.2	-34.5	-77.5	4.9	8.5	6.6
Government	-33.5	-14.7	-16.0	-19.6	-0.1	8.1	12.7	-10.2	-0.5	5.5	18.4	18.3
Residual	2.2	0.1	2.6	2.5	-6.1	1.3	-5.3	-1.1	0.5	0.0	-0.2	-0.8
Total	$72.9	$43.0	$114.2	$147.1	-$36.6	$176.6	$167.3	$82.6	$25.9	$93.1	$147.0	$156.2
% Change in Real GDP (ann.)	1.9%	1.1%	3.0%	3.8%	-0.9%	4.6%	4.3%	2.1%	0.6%	2.3%	3.7%	3.9%
% Change in Real Final Sales (ann.)	1.6%	0.7%	1.5%	4.0%	0.4%	3.5%	4.3%	2.1%	-0.2%	2.4%	3.5%	3.9%
% Change in GDP Deflator (ann.)	1.6%	1.0%	1.9%	1.7%	1.6%	2.2%	1.6%	0.1%	0.1%	2.0%	2.1%	2.1%

Source: Bureau of Economic Analysis, U.S. Department of Commerce, September 25, 2015

G:\Support\Exhibits\E-09/15

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

BROAD-BASED U.S. INFLATION MEASURES REMAIN CONTROLLED



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.8%
All: +0.2%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +0.9%
All: -0.8%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15

SOURCE: BUREAU OF LABOR STATISTICS AND BLOOMBERG, SEPTEMBER 11 & 16, 2015

G:\Support\Exhibits\E-09/15

Exhibit F

■ Sit Investment Associates ■

U.S. Dollar Exchange Rate Trends Versus Major Currencies

	2012			2013			2014			2015		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.36	0.6%	12.9%	73.63	0.4%	-4.2%	77.11	4.7%	-0.3%	87.38	13.3%	31.0
February	72.30	0.5%	9.7%	74.65	3.2	1.0	76.96	3.1	1.7	89.14	15.8	32.1
March	72.98	3.1%	5.2%	76.29	4.5	10.4	76.63	0.4	1.6	91.67	19.6	32.6
April	72.85	4.8%	3.6%	76.26	4.7	9.8	76.38	0.2	3.5	90.87	19.0	26.4
May	73.95	6.3%	4.8%	76.96	4.1	9.2	76.24	-0.9	0.5	89.20	17.0	16.1
June	75.05	8.0%	5.0%	76.24	1.6	8.6	76.46	0.3	0.6	89.72	17.3%	13.5
July	75.24	9.0%	5.2	77.22	2.6	10.0	76.33	-1.2	-2.0	91.65	20.1%	10.0
August	74.27	7.6%	5.5	76.32	2.8	4.5	77.55	1.6	1.5	91.90	18.5%	6.3
September	72.61	2.1%	-1.0	76.02	4.7	-0.7	79.60	4.7	7.9	91.71	15.2%	0.1
October	72.78	1.7%	-0.2	75.07	3.1	-3.1	80.83	7.7	12.0			
November	73.65	2.0%	-0.8	76.06	3.3	-2.3	82.78	8.8	17.9			
December	73.18	-0.1%	-4.9	76.23	4.2	0.0	84.21	10.5	21.3			
Average	73.52	3.7		75.91	3.3		78.42	3.3		90.36	15.2	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (10/20/14): Euro Area: 38.1% Canada: 29.5% Japan: 16.1% U.K.: 7.8% Switzerland: 4.0% Australia: 2.9% Sweden: 1.6%

Currency Appreciation (Y-T-D through 9/30/15): Euro Area: -7.1% Canada: -12.5% Japan: +0.3% U.K.: -1.6% Switzerland: +2.4% Australia: -13.5% Sweden: -5.9%

Source: Federal Reserve Board

Exhibit G

■ Sit Investment Associates ■

U.S. Economic Assumptions

	2014				2015				2016E			
	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.9	4.6	4.3	2.1	0.6	3.9	2.5	3.0	2.5	2.5	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	2.7	9.1	11.5	-13.8	-12.3	-16.0	-4.2	24.7	26.6	28.3	16.8	13.5
Consumer Price Index (Year-over-Year)	1.4	2.1	1.8	1.2	-0.1	0.0	0.2	1.5	2.8	2.3	2.7	3.0
Levels (Quarterly Average)												
Unemployment Rate	6.7	6.2	6.1	5.7	5.6	5.4	5.2	5.1	5.0	5.0	5.0	5.0
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.5	3.8	4.1	4.3
13-week Treasury Bills-Disc.	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.5	0.8	1.1	1.4	1.7
10-year Treasury Bonds-Yield	2.8	2.6	2.5	2.3	2.0	2.2	2.2	2.3	2.6	2.8	2.9	3.1

Source: Sit Investment Associates, Inc., October 8, 2015

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future U.S. Fixed Income Returns

From September 30, 2015

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-1.4%	2.50%	-3.0%	4.00%	-1.5%
Present YTM 0.63%	Most Likely	1.00	-0.4	1.25	-0.6	3.00	-0.9
	Optimistic	0.25	1.1	0.50	0.9	2.00	-0.3
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-5.8	3.50	-8.4	5.00	-4.1
Present YTM 1.36%	Most Likely	2.00	-2.4	2.50	-4.0	4.00	-2.6
	Optimistic	1.00	2.4	1.00	3.1	3.00	-1.2
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-13.1	4.00	-14.0	5.50	-7.2
Present YTM 2.04%	Most Likely	2.75	-5.2	3.00	-6.2	4.50	-4.7
	Optimistic	2.25	-0.9	2.00	2.4	3.50	-2.0
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-25.6	4.75	-27.3	6.00	-13.3
Present YTM 2.85%	Most Likely	3.25	-6.2	3.50	-9.1	5.00	-8.9
	Optimistic	2.50	8.8	2.25	15.9	4.00	-3.9

Source: Sit Investment Associates, Inc.

Exhibit I

■ Sit Investment Associates ■

Domestic Fixed Income Market Performance

TOTAL RETURNS TO 9/30/15

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Aggregate	0.7 %	1.2 %	(0.5) %	2.9 %
Treasury	0.9	1.8	0.2	3.8
Agency	0.6	1.1	0.5	2.8
Corporate	0.7	0.8	(2.4)	1.7
CMBS	1.2	1.5	0.5	3.7
Asset-Backed	0.5	0.7	0.9	2.4
Mortgage Pass-Through	0.6	1.3	0.6	3.4
5-Year Treasury	1.0	1.7	1.0	3.9

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Municipal	0.7 %	1.7 %	0.7 %	3.2 %
5-year Municipal	0.6	1.2	1.0	1.9
Long (22+ Years)	0.7	2.1	0.4	4.4
Revenue	0.7	1.7	0.7	3.5
Electric	0.7	1.7	0.9	3.2
Hospital	0.7	1.8	0.8	4.8
Housing	0.5	1.2	0.8	3.7
IDR/PCR	0.6	1.4	0.3	3.3
Transportation	0.7	1.8	0.8	3.6
Education	0.7	1.8	0.8	3.4
Water/Sewer	0.7	1.8	0.9	3.6
Resource Recovery	0.8	1.4	1.0	3.8
Leasing	0.9	1.4	0.1	2.1
Special Tax	0.7	1.7	0.8	3.1
General Obligation	0.8	1.7	0.8	2.8
Prerefunded	0.4	0.9	0.7	1.2
Insured	0.6	1.3	1.1	3.3
Muni Aaa	0.7	1.6	0.9	2.6
Muni Aa	0.7	1.7	0.9	3.1
Muni A	0.8	1.7	0.6	3.4
Muni Baa	0.7	1.1	0.1	4.0

Source: Factset Research Systems and Sit Investment Associates, Inc., September 30, 2015

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL ECONOMIC ASSUMPTIONS

	GDP GROWTH				INFLATION			
	2014A	2015E	2016E	2014-2018 (5 Yr CAGR)	2014A	2015E	2016E	2014-2018 (5 Yr AVG)
Global Economy	**2.7%**	**2.8%**	**2.9%**	**2.8%**	**2.2%**	**1.8%**	**2.6%**	**2.4%**
United States	2.4	2.6	2.7	2.5	1.6	0.4	2.7	2.2
Euro Area	0.9	1.5	1.8	1.6	0.4	0.0	1.0	0.7
United Kingdom	2.8	2.6	2.4	2.5	1.5	0.1	1.3	1.1
Japan	(0.1)	0.7	1.0	0.7	1.1*	0.8	1.0	1.0
Asia Ex Japan	6.1	5.9	5.8	5.9	3.0	2.5	2.8	2.8
Latin America	0.8	0.1	0.5	0.5	8.5	10.0	9.5	9.4

* Exlcuding the impact of consumption tax increase effective April 1, 2014

10-YEAR BOND YIELDS

	2013	2014	2015	
	12/31A	12/31A	9/30A	12/31E
United States	3.0%	2.2%	2.0%	2.5%
Euro (Germany)	1.9	0.5	0.6	0.5
Japan	0.7	0.3	0.4	0.5
United Kingdom	3.0	1.8	1.8	2.0

EXCHANGE RATES

	2013	2014	2015	
	12/31A	12/31A	9/30A	12/31E
Euro ($/)	1.37	1.21	1.12	1.05
Japan (¥/$)	105	120	120	125
UK ($/£)	1.66	1.56	1.51	1.50

SOURCE: BLOOMBERG, THE WORLD BANK AND SIT INVESTMENT ASSOCIATES, INC., OCTOBER 8, 2015

G:\Support\Exhibits\E-09/15

Exhibit K

■ Sit Investment Associates ■

The European Central Bank Balance Sheet & Asset Purchases

Eurosystem (ECB) Total Assets - €T


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15

Source: European Central Bank

European Central Bank Outright Operations

Instrument	Reference date	Outstanding amount (*)
Covered bond purchase programme	9/25/15	22,158
Securities market programme	9/25/15	127,580
Covered bond purchase programme 2	9/25/15	10,475
Covered bond purchase programme 3	9/25/15	120,255
ABS purchase programme	9/25/15	12,765
Public sector purchase programme	9/25/15	337,879
		631,112

* At amortised cost (in €mn)

Source: European Central Bank

Source: European Central Bank, September 2015

Exhibit L

■ Sit Investment Associates ■

Japan's Growth Outlook Impacted by Elevated Exposure to Slowing Economies and Softening Domestic Consumption



Exports to Asia as % of total exports
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
US
Cont. Europe
Japan



Japan GDP and spending
Annualised quarter on quarter % change
10
5
0
-5
-10
-15
-20
GDP
Final consumption expenditure
2013
14
15
Source: Thomson Reuters Datastream
FT

Source: Credit Suisse, September 25, 2015 and Financial Times, September 30, 2015

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

CHINA SHIFTING TOWARD A MORE SERVICE DRIVEN ECONOMY


% Of GDP
AS A PERCENT OF NATIONAL GDP
SECONDARY INDUSTRY
TERTIARY INDUSTRY
% Of GDP
48
46
44
42
ANALYTICS
© BCA Research 2015
12
13
14
15
* SOURCE: MARKIT ECONOMICS.

SOURCE: BCA RESEARCH, SEPTEMBER 25, 2015

G:\Support\Exhibits\E-09/15

EXHIBIT N

■ SIT INVESTMENT ASSOCIATES ■

CHINESE MANUFACTURING IS WEAKENING WHILE SERVICE SECTOR IS HOLDING UP



CHINA
CAIXIN PMI*:
MANUFACTURING
NON-MANUFACTURING
No
contraction
here
56
54
52
50
48
12
13
14
15

SOURCE: BCA RESEARCH, SEPTEMBER 25, 2015

Exhibit O

■ Sit Investment Associates ■

Private Debt Has Risen Significantly in Emerging Markets



% Of GDP
% Of GDP
CORPORATE AND HOUSEHOLD DEBT**
EMERGING MARKETS EXCLUDING CHINA (LS)
CHINA (RS)
90
80
70
60
200
180
160
140
ANALYTICS
© BCA Research 2015
06
08
10
12
14

* EQUITY MARKET-CAP WEIGHTED AVERAGE OF 17 EMERGING ECONOMIES; BCA CALCULATIONS.
** INCLUDES 15 EMERGING ECONOMIES; BCA CALCULATIONS BASED ON BIS AND IMF DATA.

Source: BCA Research, August 2015

G:\Support\Exhibits\E-09/15

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

CORPORATE DEBT HAS RISEN SIGNIFICANTLY, BUT MORE OF IT IS DENOMINATED IN LOCAL CURRENCY


EMEs: Changing Composition of Corporate Debt
Bil USD
Bil USD
Bonds in local currency
Bonds in foreign currency
3500
3000
2500
2000
1500
1000
500
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Source: IMF Global Financial Stability Report, September 2015, DB Global Markets Research

SOURCE: DEUTSCHE BANK RESEARCH, OCTOBER 2015

Exhibit Q

■ Sit Investment Associates ■

Domestic Equity Characteristics

September 30, 2015

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Sit Small Cap Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]							
2014 Projected Gain	+23.3%	+24.3%	+22.7%	+18.2%	+15.8%	+18.5%	+12.7%
2015 Projected Gain	+11.5%	+17.7%	+22.4%	+8.8%	+14.4%	+12.8%	+7.0%
5-Year Projected Growth	+13.4%	+16.4%	+15.2%	+9.6%	+11.0%	+14.7%	+10.9%
Dividend Yield							
Total Fund	+1.8%	+1.0%	+0.8%	+2.8%	+2.8%	+1.7%	+2.3%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.0%	+17.3%	+16.0%	+12.2%	+13.4%	+16.3%	+13.1%
Wtd Avg Price/Earnings Ratio [2]							
FY1 Calendar P/E	20.0x	21.7x	23.7x	17.9x	19.7x	21.6x	19.2x
FY2 Calendar P/E	18.6x	21.0x	21.6x	15.4x	16.9x	21.3x	18.1x
Median Price/Earnings Ratio [2]							
FY1 Calendar P/E	16.5x	17.7x	18.4x	15.8x	15.9x	18.7x	17.2x
FY2 Calendar P/E	15.0x	16.3x	16.6x	14.6x	14.1x	16.8x	15.8x
Average P/E-to-5-Year Earnings Growth Ratio							
FY1 Calendar PEG	1.6x	1.6x	1.7x	2.0x	2.1x	1.9x	2.0x
FY2 Calendar PEG	1.5x	1.4x	1.5x	1.9x	1.8x	1.7x	1.8x
Wtd Avg Mkt Cap ($ Million)	$111,453	$17,967	$6,869	$92,635	$3,292	$126,273	$127,291

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

Exhibit R

■ Sit Investment Associates ■

Euro Area Exports & Top Trading Partners

Exports of Goods & Services (% of GDP)

	2010	2011	2012	2013	2014
Austria	51.0	53.7	53.8	53.2	53.2
Belgium	76.4	81.6	82.3	82.2	84.0
European Union	38.5	41.4	42.6	42.9	43.0
Euro Area	38.8	41.7	43.5	43.8	44.4
Finland	38.7	39.2	39.5	39.0	37.9
France	26.0	27.8	28.5	28.5	28.7
Germany	42.3	44.8	46.0	45.5	45.7
Italy	25.2	27.0	28.6	28.9	29.6
Netherlands	72.0	77.4	81.9	82.6	82.9
Norway	39.8	41.3	40.6	38.8	38.3
Spain	25.5	28.8	30.3	31.6	32.0
Sweden	46.2	46.7	46.3	43.8	44.5
Switzerland	64.2	65.8	67.1	72.2	N/A
United Kingdom	28.7	30.9	30.2	30.1	28.3

Source: Eurostat

Euro Area Top Ten Trading Partners
(% of total exports, '08-'12)


UK
13.0%
USA
11.8%
Switzerland
6.0%
China
5.8%
Poland
5.1%
Russia
4.5%
Czech Republic
3.6%
Sweden
3.4%
Turkey
3.0%
Japan
2.3%

Source: European Central Bank

Source: Eurostat and European Central Bank, September 2015

G:\Support\Exhibits\E-09/15

EXHIBIT S

■ SIT INVESTMENT ASSOCIATES ■

STOCK VALUATIONS AT DEPRESSED LEVELS IN CHINA


12-month forward P/E for MSCI China, past 10 years
MXCN 12m forward P/E (X)
MXCN ex-banks f-PE: 11.9
(-0.5 s.d.)
MXCN f-PE: 8.9
(-0.9 s.d.)
+1 s.d. 14.9
Average: 11.7
-1 s.d. 8.5
26
22
18
14
10
6
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15

SOURCE: GOLDMAN SACHS, OCTOBER 2, 2015